Exhibit 2

FIRSTSERVICE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

Year ended

December 31, 2021

FIRSTSERVICE CORPORATION

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management discussion and analysis (“MD&A”) of FirstService Corporation (the “Company”) and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in Note 3 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of the Company has an Audit Committee consisting of three independent directors. The Audit Committee meets regularly to review with management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

These consolidated financial statements have been audited by PricewaterhouseCoopers LLP, which have been appointed as the independent registered public accounting firm of the Company by the shareholders. Their report outlines the scope of their examination and opinion on the consolidated financial statements and the effectiveness of ICFR at December 31, 2021. As auditors, PricewaterhouseCoopers LLP have full and independent access to the Audit Committee to discuss their findings.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded eighteen individually insignificant entities acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2021. The total assets and total revenues of the eighteen majority-owned entities represent 1.6% and 2.4%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2021.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2021, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2021, has been audited by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Scott Patterson Chief Executive Officer	/s/ Jeremy Rakusin Chief Financial Officer

March 3, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FirstService Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FirstService Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of earnings, comprehensive earnings, shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded eighteen entities from its assessment of internal control over financial reporting as of December 31, 2021 because they were acquired by the Company in purchase business combinations during 2021. We have also excluded these eighteen entities from our audit of internal control over financial reporting. Total assets and total revenues of these majority-owned entities excluded from management’s assessment and our audit of internal control over financial reporting represent 1.6% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Qualitative Goodwill Impairment Assessment

As described in Notes 3 and 11 to the consolidated financial statements, the Company’s goodwill balance was $843.4 million as of December 31, 2021. Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate that goodwill might be impaired, in which case the carrying amount of goodwill is written down to fair value. Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount (the qualitative goodwill impairment assessment). Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further quantitative impairment testing is required. As disclosed by management, management uses significant judgment in assessing the qualitative factors to be considered in the qualitative goodwill impairment assessment, including the financial performance of a reporting unit, changes in the business or economic environment, or declines in the market value of the Company’s own shares.

The principal considerations for our determination that performing procedures relating to the qualitative goodwill impairment assessment is a critical audit matter are the significant judgment by management in assessing the qualitative factors in the qualitative goodwill impairment assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount; and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s qualitative goodwill impairment assessment of the financial performance of a reporting unit, changes in the business or economic environment, or declines in the market value of the Company’s own shares.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s qualitative goodwill impairment assessment. These procedures also included, among others, evaluating the reasonableness of management’s qualitative goodwill impairment assessment related to the financial performance of each reporting unit, changes in the business or economic environment, or declines in the market value of the Company’s own shares by (i) considering current and past performance of the reporting units; (ii) considering consistency with external market and industry data; (iii) comparing share price trends and market capitalization for the Company to historical amounts; and (iv) considering consistency with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 3, 2022

We have served as the Company’s auditor since 2014.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts)

Years ended December 31	2021	2020

Revenues (note 4)	$3,249,072	$2,772,415

Cost of revenues (exclusive of depreciation and amortization shown below)	2,202,840	1,871,798
Selling, general and administrative expenses	733,602	628,523
Depreciation	55,074	51,918
Amortization of intangible assets	43,891	46,464
Acquisition-related items (note 5)	12,023	4,300
Operating earnings	201,642	169,412

Interest expense, net	16,036	24,318
Other income, net (note 7)	(23,399)	(361)
Earnings before income tax	209,005	145,455
Income tax (note 16)	52,875	35,865
Net earnings	156,130	109,590

Non-controlling interest share of earnings (note 13)	7,422	6,354
Non-controlling interest redemption increment (note 13)	13,496	15,977
Net earnings attributable to Company	$135,212	$87,259

Net earnings per common share (note 17)

Basic	$3.08	$2.04
Diluted	$3.05	$2.02

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2021	2020

Net earnings	$156,130	$109,590

Foreign currency translation gain (loss)	(183)	2,604
Comprehensive earnings	155,947	112,194

Less: Comprehensive earnings attributable to non-controlling shareholders	20,918	22,331

Comprehensive earnings attributable to Company	$135,029	$89,863

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2021	2020
Assets
Current assets
Cash and cash equivalents	$165,665	$184,295
Restricted cash	28,606	24,643
Accounts receivable, net of allowance of $13,984 (December 31, 2020 - $15,822) (note 3)	551,564	418,890
Income tax recoverable	6,842	7,397
Inventories (note 8)	161,387	141,979
Prepaid expenses and other current assets	50,596	42,112
	964,660	819,316

Other receivables	4,719	4,170
Other assets	14,619	8,752
Deferred income tax (note 16)	1,760	2,048
Fixed assets (note 9)	138,066	126,569
Operating lease right-of-use assets (note 6)	159,730	153,185
Intangible assets (note 10)	382,107	378,762
Goodwill (note 11)	843,362	703,738
	1,544,363	1,377,224
	$2,509,023	$2,196,540

Liabilities and shareholders' equity
Current liabilities
Accounts payable	$100,125	$98,500
Accrued liabilities (note 8)	286,404	251,192
Income tax payable	2,554	7,892
Unearned revenues	116,415	90,131
Operating lease liabilities - current (note 6)	48,047	35,315
Long-term debt - current (note 12)	57,436	56,478
Contingent acquisition consideration - current (note 19)	7,491	4,243
	618,472	543,751

Long-term debt - non-current (note 12)	595,368	533,126
Operating lease liabilities - non-current (note 6)	122,337	128,793
Contingent acquisition consideration (note 19)	24,855	19,885
Unearned revenues	15,083	13,939
Other liabilities	71,981	62,269
Deferred income tax (note 16)	42,070	41,345
	871,694	799,357
Redeemable non-controlling interests (note 13)	219,135	193,034

Shareholders' equity	799,722	660,398
	$2,509,023	$2,196,540

Commitments and contingent liabilities(note 20)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board of Directors,

/s/Joan Sproul	/s/D. Scott Patterson
Director	Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of US dollars, except share information)

	Common shares				Accumulated
	Issued and			Retained	other
	outstanding		Contributed	Earnings	comprehensive
	shares	Amount	surplus	(Deficit)	income (loss)	Total
Balance, December 31, 2019	41,495,957	$605,428	$50,789	$(229,874)	$(456)	$425,887

Net earnings	-	-	-	87,259	-	87,259
Other comprehensive earnings	-	-	-	-	2,604	2,604
Impact of ASU 2016-13 (Topic 326)	-	-	-	(53)	-	(53)
Subsidiaries’ equity transactions	-	-	(28)	-	-	(28)
Common Shares:
Stock option expense	-	-	11,628	-	-	11,628
Stock options exercised	294,238	14,596	(3,086)	-	-	11,510
Dividends	-	-	-	(28,417)	-	(28,417)
Issued - private placement (note 14)	1,797,359	150,008	-	-	-	150,008
Balance, December 31, 2020	43,587,554	$770,032	$59,303	$(171,085)	$2,148	$660,398

Net earnings	-	-	-	135,212	-	135,212
Other comprehensive loss	-	-	-	-	(183)	(183)
Subsidiaries’ equity transactions	-	-	13	-	-	13
Common Shares:
Stock option expense	-	-	14,746	-	-	14,746
Stock options exercised	425,477	27,396	(5,813)	-	-	21,583
Dividends	-	-	-	(32,047)	-	(32,047)
Balance, December 31, 2021	44,013,031	$797,428	$68,249	$(67,920)	$1,965	$799,722

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2021	2020

Cash provided by (used in)

Operating activities
Net earnings	$156,130	$109,590

Items not affecting cash:
Depreciation and amortization	98,965	98,382
Deferred income tax	(2,616)	(18,054)
Contingent acquisition consideration fair value adjustments	10,236	-
Gain on sale of disposal of business	(12,518)	-
Gain on sale of fixed asset	(7,291)	-
Other	15,755	12,307

Changes in non-cash working capital:
Accounts receivable	(86,943)	8,908
Inventories	(15,505)	(44,235)
Prepaid expenses and other current assets	(8,591)	(1,618)
Accounts payable	(10,363)	13,710
Accrued liabilities	12,329	72,270
Income tax payable	(4,783)	4,642
Unearned revenues	18,075	13,055
Other liabilities	17,662	22,808

Contingent acquisition consideration paid	(13,273)	-
Net cash provided by operating activities	167,269	291,765

Investing activities
Acquisitions of businesses, net of cash acquired (note 5)	(163,221)	(98,559)
Disposal of businesses, net of cash disposed (note 7)	15,780	-
Purchases of fixed assets	(58,204)	(39,415)
Other investing activities	(675)	(4,288)
Net cash used in investing activities	(206,320)	(142,262)

Financing activities
Increase in long-term debt	130,480	25,281
Repayment of long-term debt	(68,422)	(204,568)
Proceeds received on common share issuance (note 14)	-	150,008
Purchases of non-controlling interests	(7,860)	(20,231)
Sale of interests in subsidiaries to non-controlling interests	1,350	-
Contingent acquisition consideration paid	(12,252)	(4,664)
Proceeds received on exercise of stock options	21,583	11,510
Dividends paid to common shareholders	(31,207)	(27,448)
Distributions paid to non-controlling interests	(9,241)	(5,084)
Net cash provided by (used in) financing activities	24,431	(75,196)
Effect of exchange rate changes on cash	(47)	340

Increase (decrease) in cash, cash equivalents and restricted cash	(14,667)	74,647
Cash, cash equivalents and restricted cash, beginning of year	208,938	134,291
Cash, cash equivalents and restricted cash, end of year	$194,271	$208,938

FIRSTSERVICE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

FirstService Corporation (the “Company”) is a North American provider of residential property management and other essential property services to residential and commercial customers. The Company’s operations are conducted in two segments: FirstService Residential and FirstService Brands. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.

FirstService Residential is a full-service property manager and in many markets provides a full range of ancillary services primarily in the following areas: (i) on-site staffing, including building engineering and maintenance, full-service amenity management, security, concierge and front desk personnel; (ii) proprietary banking and insurance products; and (iii) energy conservation and management solutions.

FirstService Brands provides a range of essential property services to residential and commercial customers in North America through franchise networks and company-owned locations. The principal brands in this division include Paul Davis Restoration, First Onsite, California Closets, CertaPro Painters, Pillar to Post Home Inspectors, Floor Coverings International, and Century Fire Protection.

2.	Risks and uncertainties

Currently, one of the most significant risks and uncertainties is the potential adverse effect of the current pandemic of the novel coronavirus, or COVID-19. The COVID-19 pandemic in North America has had an impact on most of the Company’s operations. All of its businesses have been designated essential services in most of their geographic regions. The various “stay-at-home” and social distancing measures continue to impact the Company’s ability to operate on the premises of its residential and commercial customers. Although many regions where the Company operates have re-opened, it is challenging to predict the financial performance in upcoming reporting periods with reasonable accuracy due to the lack of visibility around the duration and severity of the crisis and its dynamic changes.

3.	Summary of significant accounting policies

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, and the collectability of accounts receivable. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries where the Company is the primary beneficiary. Where the Company does not have a controlling interest but has the ability to exert significant influence, the equity method is used. Inter-company transactions and accounts are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of short-term interest-bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash

Restricted cash consists of cash over which the Company has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

The Company’s restricted cash balance consists primarily of cash related to our marketing funds in the FirstService Brands segment, cash held for certain employees’ benefit plans, and cash held for insurance broker commissions owed in our FirstService Residential segment.

Accounts Receivable

In the ordinary course of business the Company extends non-interest bearing trade credit to its customers. Accounts receivable are reported on the face of the consolidated balance sheets, net of an allowance for credit losses. The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. In determining the allowance for credit losses, the Company analyzes the aging of accounts receivable, historical payment experience, customer creditworthiness and current economic trends.

Accounting policy for Credit Losses

The allowance for credit losses is based on the Company’s assessment of the collectability of customer accounts. The measurement of expected credit losses is based on relevant information about past events, including historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may impact a customer’s ability to pay.

A reconciliation of our allowance for credit losses is found below:

(In thousands)	2021	2020

Allowance for credit losses, January 1	$15,822	$13,136
Bad debt expense	6,155	11,624
Write-offs to accounts receivable	(8,163)	(9,446)
Recoveries to accounts receivable	13	169
Adjustment to opening retained earnings	-	53
Other	157	286
Allowance for credit losses, December 31	$13,984	$15,822

Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. Work-in-progress inventory relates to construction contracts and real estate project management projects in process.

Fixed assets

Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years straight-line

Fair value

The Company uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis. The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. The classification of an asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

Level 3 – Unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions

Financing fees

Financing fees related to our amended and restated credit agreement (the “Credit Agreement”) with a syndicate of lenders and our $120,000 of senior secured notes (the “Senior Notes”) are deferred and amortized to interest expense using the effective interest method.

Leases

The Company has lease agreements with lease and non-lease components, and has elected to account for each lease component (e.g., fixed rent payments) separately from the non-lease components (e.g., common-area maintenance costs). The Company has also elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. Leases are recognized on the balance sheet when the lease term commences, and the associated lease payments are recognized as an expense on a straight-line basis over the lease term.

At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company’s incremental collateralized borrowing rate at the lease commencement.

Minimum lease payments include base rent, fixed escalation of rental payments, and rental payments that are adjusted periodically depending on a rate or index.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the right-of-use asset. Over the lease term the lease expense is amortized on a straight-line basis beginning on the lease commencement date. Right-of-use assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.

Goodwill and intangible assets

Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired. They are amortized over their estimated useful lives as follows:

Customer relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 1 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Backlog	straight-line over 6 to 12 months

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using an income approach.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. The Company has seven reporting units determined with reference to business segment, customer type, service delivery model and geography. Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required. Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount then a goodwill impairment test is performed. A quantitative goodwill impairment test is performed by comparing the fair value of each reporting unit to its carrying value, including goodwill. Fair value is estimated using a market multiple method, which estimates market multiples of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for comparable entities with similar operations and economic characteristics. Significant assumptions used in estimating the fair value of each reporting unit include the market multiples of EBITDA.

Redeemable non-controlling interests

Redeemable non-controlling interests (“RNCI”) are recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues

The Company accounts for a contract with a customer when there is approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company’s revenues are measured based on consideration specified in the contract of each customer and revenue is recognized as the performance obligations are satisfied by transferring the control of the service or product to a customer.

(a) Revenues from property and amenity management services

Property and amenity management services represent a series of distinct daily services, that in nature are substantially the same, rendered over time. The Company is compensated for these services through monthly management fees and fees associated with ancillary services. Revenue is recognized for the fees associated with the services performed.

(b) Revenues from construction contracts and service operations other than franchisor operations

Revenues are recognized at the time the service is rendered. Certain services including but not limited to restoration and construction contracts, are recognized over time based on percentage of completion, based on a ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

(c) Franchisor operations

The Company operates several franchise systems within its FirstService Brands segment. Initial franchise fees are deferred and recognized over the term of the franchise agreement. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

The Company’s franchise systems operate marketing funds on behalf of franchisees. Advertising fund contributions from franchisees are reported as revenues and advertising fund expenditures are reported as expenses in our statements of earnings. To the extent that contributions received exceed advertising expenditures, the excess amount is accrued and offset as a deferred liability, whereas any expenditures in excess of contributions are expensed as incurred. As such, advertising fund contributions and the related revenues and expenses may be reported in different periods.

Stock-based compensation

For equity classified awards, compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

Notional value appreciation plans

Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases. Awards under these plans generally have a term of up to fifteen years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses, the current liability is recorded in accrued liabilities, and the non-current portion is recorded in other liabilities.

Foreign currency translation

Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any foreign dollar denominated monetary assets and liabilities are included in net earnings.

Income tax

Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the consolidated financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

The Company recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

The Company classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations

All business combinations are accounted for using the purchase method of accounting. Transaction costs are expensed as incurred.

The determination of fair values of assets and liabilities assumed in business combinations requires the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the balance sheet at the acquisition date and is re-measured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.

4.	Revenue from contracts with customers

Within the FirstService Brands segment, franchise fee revenue recognized during the twelve months ended December 31, 2021 that was included in deferred revenue at the beginning of the period was $4,378 (2020 - $4,012). These fees are recognized over the life of the underlying franchise agreement, usually between 5 - 10 years.

External broker costs and employee sales commissions in obtaining new franchisees are capitalized in accordance with the revenue standard and are amortized over the life of the underlying franchise agreement. Costs amortized during the twelve months ended December 31, 2021 were $2,053 (2020 - $1,888). The closing amount of the capitalized costs to obtain contracts on the balance sheet as at December 31, 2021 was $7,501 (2020 - $7,157). There were no impairment losses recognized related to those assets in the quarter.

The Company’s backlog represents remaining performance obligations and is defined as contracted work yet to be performed. As at December 31, 2021, the aggregate amount of backlog was $464,134 (2020 - $376,479). The Company expects to recognize revenue on the remaining backlog over the next 12 months.

Disaggregated revenues are as follows:

	Year ended
	December 31
	2021	2020
Revenues

FirstService Residential	$1,585,431	$1,415,121
FirstService Brands company-owned operations	1,482,701	1,216,254
FirstService Brands franchisor	176,341	136,746
FirstService Brands franchise fee	4,599	4,294

The Company disaggregates revenue by segment. Within the FirstService Brands segment, the Company further disaggregates its company-owned operations revenue; these businesses primarily recognize revenue over time as they perform because of continuous transfer of control to the customer. As such, revenue is recognized based on the extent of progress towards completion of the performance obligation. The Company generally uses the percentage of completion method. The extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

We believe this disaggregation best depicts how the nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by economic factors.

5.	Acquisitions

2021 acquisitions:

The Company acquired controlling interests in eighteen smaller tuck-under acquisitions, which each on an individual basis was immaterial to the financial contribution of the Company’s overall consolidated financial results, four in the FirstService Residential segment and fourteen in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in Florida, Arizona, and New Jersey. In the FirstService Brands segment, the Company acquired ten independent restoration companies operating in Oklahoma, New York City, Indiana, Florida, New Jersey, Hawaii, Virginia, Seattle, and Wisconsin, as well as two fire protection companies operating in Atlanta and Maryland. The Company also acquired two regional operations located in the Midwest U.S., including a California Closets franchise located in Minnesota.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Accounts receivable	$45,619
Other current assets	5,988
Non-current assets	11,260
Accounts payable	(12,030)
Accrued liabilities	(8,886)
Other current liabilities	(12,343)
Non-current liabilities	(1,177)
Deferred tax liabilities	(2,974)
Redeemable non-controlling interest	(18,986)
$6,471

Cash consideration, net of cash acquired of $11,302	$163,221
Acquisition date fair value of contingent consideration	22,537
Total purchase consideration	$185,758

Acquired intangible assets	$42,693
Goodwill	$136,594

“Acquisition-related items” included both transaction costs and contingent acquisition consideration fair value adjustments. Acquisition-related transaction costs for the year ended December 31, 2021 totaled $1,787 (2020 - $4,561). Also included in acquisition-related items was an increase of $10,236 related to contingent acquisition consideration fair value adjustments (2020 – reversal of $261).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2021 was financed from borrowings under the Credit Agreement and cash on hand.

The amount of revenues and earnings contributed from the date of acquisition and included in the Company’s consolidated results for the year ended December 31, 2021, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2020, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2021	$77,216	$7,980
Supplemental pro forma for 2021 (unaudited)	3,410,090	171,374
Supplemental pro forma for 2020 (unaudited)	3,070,422	138,829

Supplemental pro forma results were adjusted for non-recurring items.

2020 acquisitions:

The Company acquired controlling interests in six businesses, two in the FirstService Residential segment and four in the FirstService Brands segment. In the FirstService Residential segment, the Company acquired regional firms operating in New York and North Carolina. In the FirstService Brands segment, the Company acquired two fire protection companies operating in Kansas City and Virginia, respectively, as well two independent restoration companies located in Alberta and in the Mid-Atlantic region of the United States.

Details of these acquisitions are as follows:

Aggregate
Acquisitions

Current assets	$36,281
Non-current assets	7,277
Current liabilities	(21,491)
Non-current liabilities	(1,350)
Deferred tax liabilities	(2,035)
Redeemable non-controlling interest	(21,293)
$(2,611)

Cash consideration, net of cash acquired of $7,252	$(98,559)
Acquisition date fair value of contingent consideration	(13,259)
Total purchase consideration	$(111,818)

Acquired intangible assets	$57,882
Goodwill	$56,547

In all years presented, the fair values of non-controlling interests for all acquisitions were determined using an income approach with reference to a discounted cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of all acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects. For certain acquisitions completed during the year ended December 31, 2021, goodwill in the amount of $86,081 is deductible for income tax purposes (2020 - $34,661).

The determination of fair values of assets acquired and liabilities assumed in business combinations required the use of estimates and judgement by management, particularly in determining fair values of intangible assets acquired. Intangible assets acquired at fair value on the date of acquisition are recorded using the income approach on an individual asset basis. The assumptions used in estimating the fair values of intangible assets include future EBITDA margins, revenue growth rates, expected attrition rates of acquired customer relationships and the discount rates.

The Company typically structures its business acquisitions to include contingent consideration. Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the consolidated balance sheet as at December 31, 2021 was $32,346 (see note 19). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $31,488 to a maximum of $37,044. These contingencies will expire during the period extending to December 2023. During the year ended December 31, 2021, $25,525 was paid with reference to such contingent consideration (2020 - $4,664).

6.	Leases

The Company has operating leases for corporate offices, copiers, and certain equipment. Its leases have remaining lease terms of 1 year to 10 years, some of which may include options to extend the leases for up to 10 years, and some of which may include options to terminate the leases within 1 year. The Company evaluates renewal terms on a lease by lease basis to determine if the renewal is reasonably certain. The amount of operating lease expense recorded in the statement of earnings for the twelve months ended December 31, 2021 was $44,012 (2020 - $37,788).

Other information related to leases was as follows (in thousands, except lease term and discount rate):

Supplemental Cash Flows Information, twelve months ended December 31	2021

Cash paid for amounts included in the measurement of operating lease liabilities	$42,902
Right-of-use assets obtained in exchange for operating lease obligation	$46,985

Weighted Average Remaining Operating Lease Term (years)	5
Weighted Average Discount Rate	3.3%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2021 were as follows:

2022	$52,322
2023	40,607
2024	30,417
2025	21,730
2026	15,559
Thereafter	22,828
Total future minimum lease payments	183,463
Less imputed interest	(13,079)
Total	170,384

7.	Other (income) expense

	2021	2020

Gain on disposal of business	$(12,518)	$-
Gain on sale of building asset	(7,291)	-
Other income	(3,590)	(361)
	$(23,399)	$(361)

During the third quarter, the Company completed the divestiture of its Florida-based pest control business for cash consideration of $15,780. The pre-tax gain on disposal was $12,518. During the fourth quarter, the Company also sold a building in South Florida for proceeds of $8,300. The pre-tax gain on the sale was $7,291. Both of the above items were in the FirstService Residential segment.

8.	Components of working capital accounts

	December 31,	December 31,
	2021	2020

Inventories
Work-in-progress	$109,419	$103,969
Finished goods	24,657	16,531
Supplies and other	27,311	21,479

	$161,387	$141,979

Accrued liabilities
Accrued payroll and benefits	$165,116	$160,795
Value appreciation plans	1,402	35
Customer advances	5,490	2,730
Other	114,396	87,632

	$286,404	$251,192

9.	Fixed assets

December 31, 2021		Accumulated
	Cost	depreciation	Net

Land	$1,281	$-	$1,281
Buildings	4,723	3,018	1,705
Vehicles	108,004	67,477	40,527
Furniture and equipment	135,179	85,395	49,784
Computer equipment and software	139,613	109,173	30,440
Leasehold improvements	48,645	34,316	14,329
	$437,445	$299,379	$138,066

December 31, 2020		Accumulated
	Cost	depreciation	Net

Land	$1,941	$-	$1,941
Buildings	6,168	4,144	2,024
Vehicles	94,267	59,775	34,492
Furniture and equipment	110,499	68,834	41,665
Computer equipment and software	128,061	99,427	28,634
Leasehold improvements	47,333	29,520	17,813
	$388,269	$261,700	$126,569

Included in fixed assets are vehicles, office and computer equipment under finance lease at a cost of $26,429 (2020 - $24,198) and net book value of $9,375 (2020 - $11,416).

10.	Intangible assets

December 31, 2021	Gross
	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$436,034	$133,566	$302,468
Franchise rights	47,536	33,320	14,216
Trademarks and trade names	29,729	18,126	11,603
Management contracts and other	108,359	54,539	53,820
	$621,658	$239,551	$382,107

	Gross
December 31, 2020	carrying	Accumulated
	amount	amortization	Net

Customer relationships	$403,976	$103,884	$300,092
Franchise rights	49,925	29,930	19,995
Trademarks and trade names	29,765	20,051	9,714
Management contracts and other	94,514	45,553	48,961
	$578,180	$199,418	$378,762

During the year ended December 31, 2021, the Company acquired the following intangible assets:

		Estimated
		weighted
		average
		amortization
	Amount	period (years)

Customer relationships	$30,630	10.0
Management Contracts and other	12,063	9.3
	$42,693	9.8

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2022	$44,264
2023	42,824
2024	41,414
2025	40,572
2026	40,374

11.	Goodwill

	FirstService	FirstService
	Residential	Brands	Consolidated

Balance, December 31, 2019	$211,726	$433,121	$644,847
Goodwill acquired during the year	15,369	41,178	56,547
Other items	200	1,096	1,296
Foreign exchange	441	607	1,048
Balance, December 31, 2020	227,736	476,002	703,738
Goodwill acquired during the year	25,471	111,123	136,594
Goodwill disposed during the year	(1,150)	-	(1,150)
Other items	4,241	(198)	4,043
Foreign exchange	137	-	137
Balance, December 31, 2021	$256,435	$586,927	$843,362

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. A test for goodwill impairment is required to be completed annually, in the Company’s case as of August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired. Based on the qualitative assessment in 2021, the Company has concluded that goodwill is not impaired. There were no triggering events since the impairment test in August.

12.	Long-term debt

December 31,
2021

Credit Agreement	$520,310
Senior Notes	120,000
Capital leases maturing at various dates through 2026	11,456
Other long-term debt maturing at various dates up to 2023	1,038
652,804
Less: current portion	57,436

Long-term debt - non-current	$595,368

The Company has $120,000 of Senior Notes bearing interest at a rate of 3.84%. The Senior Notes are due on January 16, 2025, with four annual equal repayments, the next payment coming due on January 16, 2022.

The Company has entered into the Credit Agreement with a syndicate of lenders. The Credit Agreement is comprised of a committed multi-currency revolving credit facility of $450,000 (the “Facility”) and a term loan (drawn in a single advance) in the aggregate amount of $440,000 (the “Term Loan”). The Facility portion of the Credit Agreement has a term ending on January 17, 2023 and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The Term Loan portion of the Credit Agreement has a term ending on June 21, 2024, with repayments of 5% per annum, paid quarterly, beginning in September 2020, with the balance payable at maturity, and bears interest at 0.25% to 2.50% over floating preference rates, depending on certain leverage ratios. The weighted average interest rate for 2021 was 2.3%. The Facility had $302,389 of available un-drawn credit as at December 31, 2021. As of December 31, 2021, letters of credit in the amount of $17,111 were outstanding ($12,631 as at December 31, 2020). The Credit Agreement requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios. The Company may repay amounts owing under the Credit Agreement at any time without penalty. The Facility is available to fund working capital requirements (including acquisitions and any associated contingent purchase consideration) and other general corporate purposes. The Term Loan was implemented in order to substantially finance the purchase price for First Onsite in 2019.

The indebtedness under the Credit Agreement and the Senior Notes rank equally in terms of seniority. The Company has granted the lenders under the Credit Agreement and the holders of the Senior Notes various security, including an interest in all of our assets. The Company is prohibited under the Credit Agreement and the Senior Notes from undertaking certain acquisitions and dispositions, and incurring certain indebtedness and encumbrances, without prior approval of the lenders under the Credit Agreement and the holders of the Senior Notes.

The effective interest rate on the Company’s long-term debt for the year ended December 31, 2021 was 2.8% (2020 – 3.4%). The estimated aggregate amount of principal repayments on long-term debt required in each of the next five years ending December 31 and thereafter to meet the retirement provisions are as follows:

2022	$57,436
2023	171,352
2024	392,932
2025	30,739
2026 and thereafter	345

13.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2021	2020

Balance, January 1	$193,034	$174,662
RNCI share of earnings	7,422	6,354
RNCI redemption increment	13,496	15,977
Distributions paid to RNCI	(9,241)	(5,084)
Purchases of interests from RNCI, net	(6,510)	(20,231)
RNCI recognized on business acquisitions	18,986	21,293
Other	1,948	63
Balance, December 31	$219,135	$193,034

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Common Shares. The redemption amount as of December 31, 2021 was $215,143 (2020 - $188,531). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Common Shares as at December 31, 2021, approximately 1,100,000 such shares would be issued, and would have resulted in an increase of $0.38 to earnings per share for the year ended December 31, 2021.

14.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of Common Shares having one vote per share.

The following table provides a summary of total capital stock issued and outstanding:

	Common Shares
	Number	Amount

Balance, December 31, 2021	44,013,031	$797,428

On May 22, 2020, the Company completed the sale, on a private placement basis, of a total of 1,797,359 common shares of FirstService, at a price of US$83.46 per share, to Durable Capital Partners LP, for proceeds of $150,008. The net proceeds of the private placement were used to repay existing indebtedness under the Facility.

15.	Stock-based compensation

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Common Share. All Common Shares issued are new shares. As at December 31, 2021, there were 1,157,850 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards. Stock option activity for the year ended December 31, 2021 is as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options - Beginning of period	1,883,112	$79.11
Granted	495,000	154.57
Exercised	(425,477)	50.83
Forfeited	(1,600)	93.47
Shares issuable under options - December 31, 2021	1,951,035	$104.41	2.6	$179,606
Options exercisable - End of period	730,588	$81.46	1.7	$84,026

The Company incurred stock-based compensation expense related to these awards of $14,746 during the year ended December 31, 2021 (2020 - $11,628).

As at December 31, 2021, the range of option exercise prices was $54.88 to $162.25 per share. Also as at December 31, 2021, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money options vested and expected to vest were $179,606 and 2.59 years, respectively.

The following table summarizes information about option exercises during year ended December 31, 2021:

2021

Number of options exercised	425,477

Aggregate fair value	$70,758
Intrinsic value	49,175
Amount of cash received	21,583

As at December 31, 2021, there was $15,488 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the year ended December 31, 2021, the fair value of options vested was $9,789 (2020 - $7,060).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, utilizing the following weighted average assumptions:

2021

Risk free rate	0.6%
Expected life in years	4.05
Expected volatility	29.8%
Dividend yield	0.5%

Weighted average fair value per option granted	$34.02

The risk-free interest rate is based on the implied yield of a zero-coupon US Treasury bond with a term equal to the option’s expected term. The expected life in years represents the estimated period of time until exercise and is based on historical experience. The expected volatility is based on the historical prices of the Company’s shares over the previous four years.

16.	Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2021	2020

Income tax expense using combined statutory rate of 26.5% (2020 - 26.5%, 2019 - 26.5%)	$55,386	$38,545
Permanent differences	749	820
Adjustments to tax liabilities for prior periods	610	882
Non-deductible stock-based compensation	3,908	3,081
Foreign, state and provincial tax rate differential	(8,047)	(7,463)
Other taxes	269	-
Provision for income taxes as reported	$52,875	$35,865

Earnings before income tax by jurisdiction comprise the following:

	2021	2020

Canada	$22,174	$19,166
United States	186,831	126,289
Total	$209,005	$145,455

Income tax expense (recovery) comprises the following:

	2021	2020

Current
Canada	$5,688	$3,300
United States	49,252	49,759
	54,940	53,059

Deferred
Canada	(195)	1,350
United States	(1,870)	(18,544)
	(2,065)	(17,194)

Total	$52,875	$35,865

The significant components of deferred income tax are as follows:

	2021	2020

Deferred income tax assets
Loss carry-forwards	$2,203	$1,441
Expenses not currently deductible	37,809	39,415
Allowance for credit losses	5,108	5,535
Inventory and other reserves	894	865
	46,014	47,256

Deferred income tax liabilities
Depreciation and amortization	82,840	83,676
Basis differences of partnerships and other entities	1,151	769
Prepaid and other expenses deducted for tax purposes	1,607	1,505
	85,598	85,950

Net deferred income tax asset (liability) before valuation allowance	(39,584)	(38,694)
Valuation allowance	726	603

Net deferred income tax asset (liability)	$(40,310)	$(39,297)

The recoverability of deferred income tax assets is dependent on generating sufficient taxable income before the 20 year loss carry-forward limitation. Although realization is not assured, the Company believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

The Company has gross operating loss carry-forwards as follows:

	Loss carry forward		Gross losses not recognized		Net
	2021	2020	2021	2020	2021	2020

Canada	$2,059	$1,364	$-	$-	$2,059	$1,364
United States	18,131	13,733	13,455	11,417	4,676	2,316

These amounts above are available to reduce future federal, state, and provincial income taxes in their respective jurisdictions. Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 6 to 20 years.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $744,512 as at December 31, 2021 (2020 - $628,142). Income tax is not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

The gross unrecognized tax benefits are $148 (2020 - $148). Of this balance, $148 (2020 - $148) would affect the Company’s effective tax rate if recognized. For the year ended December 31, 2021, there was no adjustment to interest and penalties related to provisions for income tax (2020 - nil). As at December 31, 2021, the Company had accrued $38 (2020 - $38) for potential income tax related interest and penalties.

The Company’s significant tax jurisdictions include the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Company does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. The Company has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

17.	Net earnings per common share

The following table reconciles the denominator used to calculate earnings per common share:

	2021	2020

Shares issued and outstanding at beginning of period	43,587,554	41,495,957
Weighted average number of shares: Issued during the period	253,280	1,260,042
Weighted average number of shares used in computing basic earnings per share	43,840,834	42,755,999
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	559,985	428,098
Number of shares used in computing diluted earnings per share	44,400,819	43,184,097

18.	Other supplemental information

	2021	2020

Franchisor operations
Revenues	$176,341	$136,746
Operating earnings	57,389	38,340
Initial franchise fee revenues	4,599	4,294
Depreciation and amortization	7,981	8,569
Total assets	196,171	155,319

Cash payments made during the period
Income taxes	$60,093	$49,031
Interest	14,632	22,305

Non-cash financing activities
Increases in finance lease obligations	$5,429	$3,898

19.	Financial instruments

Concentration of credit risk

The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables. Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines.

Interest rate risk

The Company maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. The Company’s specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt and (ii) lower the long-term cost of its borrowed funds.

Foreign currency risk

Foreign currency risk is related to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars. A portion of revenue is generated by the Company’s Canadian operations. The Company’s head office expenses are incurred in Canadian dollars which is economically hedged by Canadian dollar denominated revenue.

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2021:

	Carrying value at	Fair value measurements
	December 31, 2021	Level 1	Level 2	Level 3

Contingent consideration liability	$32,346	$-	$-	$32,346
Interest rate swap liability	110	-	110	-

The Company has one interest rate swap in place to exchange the floating interest rate on $100,000 of debt under its Credit Agreement for a fixed rate. The fair value of the interest rate swap liability was determined using widely accepted valuation techniques. The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 8% to 10%). The range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. Within the range of discount rates, there is a data point concentration at 9%. A 2% increase in the weighted average discount rate would not have a significant impact on the fair value of the contingent consideration balance.

	2021	2020

Balance, January 1	$24,128	$14,423
Amounts recognized on acquisitions	22,537	13,259
Fair value adjustments	10,236	(261)
Resolved and settled in cash	(25,525)	(4,664)
Other	970	1,371
Balance, December 31	$32,346	$24,128

Less: current portion	$7,491	$4,243
Non-current portion	$24,855	$19,885

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The inputs to the measurement of the fair value of long term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 1.5% to 2.0%). The following are estimates of the fair values for other financial instruments:

	2021		2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$4,719	$4,719	$4,170	$4,170
Long-term debt	652,804	661,492	589,604	604,091

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

20.	Contingencies

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

21.	Related party transactions

The Company has entered into office space rental arrangements and property management contracts with senior managers of certain subsidiaries. These senior managers are usually also minority shareholders of the subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2021 was $4,382 (2020 - $2,844). These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years.

As at December 31, 2021, the Company had $1,774 of loans receivable from minority shareholders ( December 31, 2020 - $2,421). The business purpose of the loans receivable was to finance the sale of non-controlling interests in subsidiaries to senior managers. The loan amounts are measured based on the formula price of the underlying non-controlling interests, and interest rates are determined based on market rates plus a spread. The loans generally have terms of 5 to 10 years, but are open for repayment without penalty at any time.

22.	Segmented information

Operating segments

The Company has two reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. FirstService Residential provides property management and related property services to residential communities in North America. FirstService Brands provides franchised and company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office. The reportable segment information excludes intersegment transactions.

2021	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,585,431	$1,663,641	$-	$3,249,072
Depreciation and amortization	28,470	70,404	91	98,965
Operating earnings (loss)	127,297	106,579	(32,234)	201,642
Other income, net				23,399
Interest expense, net				(16,036)
Income taxes				(52,875)

Net earnings				$156,130

Total assets	$805,351	$1,698,257	$5,415	$2,509,023
Total additions to long lived assets	74,968	258,975	2,035	335,978

2020	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Revenues	$1,415,121	$1,357,294	$-	$2,772,415
Depreciation and amortization	26,846	71,442	94	98,382
Operating earnings (loss)	112,555	78,786	(21,929)	169,412
Other expense, net				361
Interest expense, net				(24,318)
Income taxes				(35,865)

Net earnings				$109,590

Total assets	$662,616	$1,527,705	$6,219	$2,196,540
Total additions to long lived assets	45,933	133,157	1,656	180,746

Geographic information

Revenues in each geographic region are reported by customer locations.

	2021	2020

United States
Revenues	$2,864,364	$2,441,025
Total long-lived assets	1,207,605	1,072,466

Canada
Revenues	$384,708	$331,390
Total long-lived assets	315,660	289,788

Consolidated
Revenues	$3,249,072	$2,772,415
Total long-lived assets	1,523,265	1,362,254

23.	Subsequent events

In February 2022, the Company entered into a second amended and restated credit agreement providing for a $1 billion revolving credit facility on an unsecured basis. The maturity date of the revolving credit facility is February 2027. The new revolving credit facility bears interest at 0.20% to 2.50% over floating reference rates, depending on certain leverage ratios. The new revolving credit facility was used to repay the remaining term loan balance of $407 million under the prior credit agreement, and will continue to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions.